UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

(Original Filing)1

Chicopee Bancorp, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

168565109

(CUSIP Number)

June 14, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 168565109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Mendon Capital Advisors Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 377,042 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 377,042 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,042 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.06%

12.	Type of Reporting Person (See Instructions) CO, IA

CUSIP No. 168565109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Moors & Mendon Master Fund, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 377,042 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 377,042 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,042 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.06%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 168565109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Anton V. Schutz

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 377,042 shares

	6.	Shared Voting Power Not Applicable

	7.	Sole Dispositive Power 377,042 shares

	8.	Shared Dispositive Power Not Applicable

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 377,042 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐ Not Applicable

11.	Percent of Class Represented by Amount in Row (9) 5.06%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Chicopee Bancorp, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 70 Center Street Chicopee, MA 01013

Item 2.
	(a)	Name of Person Filing Mendon Capital Advisors Corp. Moors & Mendon Master Fund, L.P. Anton V. Schutz
(b)

Address of Principal Business Office or, if none, Residence
Each of the Mendon Capital Advisors Corp. and Anton V. Schutz  have their business address at:
                150 Allens Creek Road
                Rochester, New York 14618

The business address of Moors & Mendon Master Fund, L.P. is:
                18 Church Street, Skandia House,
                Hamilton, HM 11, Bermuda

	(c)	Citizenship Mendon Capital Advisors Corp. is organized under the laws of Delaware. Moors & Mendon Master Fund, L.P. is organized under the laws of Bermuda. Anton V. Schutz is a United States Citizen.
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number CUSIP No. 168565109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership

Mendon Capital Advisors Corp., in its capacity as an investment adviser, has the sole right to vote and dispose of the shares of the Issuer’s common stock.  Anton V. Schutz is the sole shareholder and President of Mendon Capital Advisors Corp.  Mendon Capital Advisors Corp. and Mr. Schutz disclaim beneficial ownership of the common stock of the Issuer.  Moors & Mendon Master Fund, L.P. is an investment partnership to which Mendon Capital Advisors Corp. serves as investment adviser and to which an affiliate of Mendon Capital Advisors Corp. serves as general partner.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: Mendon Capital Advisors Corp.: 377,042 shares Moors & Mendon Master Fund, L.P.: 377,042 shares Anton V. Schutz: 377,042 shares
(b) Percent of class: Mendon Capital Advisors Corp.: 5.06% Moors & Mendon Master Fund, L.P.: 5.06% Anton V. Schutz: 5.06%
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote Mendon Capital Advisors Corp.: 377,042 shares Moors & Mendon Master Fund, L.P.: 377,042 shares Anton V. Schutz: 377,042 shares
(ii) Shared power to vote or to direct the vote Not Applicable
(iii) Sole power to dispose or to direct the disposition of Mendon Capital Advisors Corp.: 377,042 shares Moors & Mendon Master Fund, L.P.: 377,042 shares Anton V. Schutz: 377,042 shares
(iv) Shared power to dispose or to direct the disposition of Not Applicable

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Various persons, as investment advisory clients of Mendon Capital Advisors Corp.,  have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of the Issuer.  To the knowledge of Mendon Capital Advisors Corp., other than as reported on this Schedule, no one such person’s interest in the common stock of the Issuer is more than five percent of the total outstanding common stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

EXECUTED as a sealed instrument this 3rd day of August, 2007.

Mendon Capital Advisors Corp.

By:	/s/ Anton V. Schutz
By:	Anton V. Schutz
Its:	President

Moors & Mendon Master Fund, L.P.

By:	Moors & Mendon Capital Company Ltd.
Its:	General Partner

By:	/s/ Anton V. Schutz
By:	Anton V. Schutz
Its:	Director

/s/ Anton V. Schutz
Anton V. Schutz

Exhibit 1

AGREEMENT

Each of the undersigned, pursuant to Rule 13d-1(k)(l) under the Securities Exchange Act of 1934, as amended, hereby agrees that only one statement containing the information required by Schedule 13G needs be filed with respect to the ownership by each of the undersigned of the shares of common stock of Chicopee Bancorp, Inc., and that the Schedule 13G to which this Agreement is appended as Exhibit 1 is to be filed with the Securities and Exchange Commission on behalf of each of the undersigned on or about the date hereof.

EXECUTED as a sealed instrument this 3rd day of August, 2007.

Mendon Capital Advisors Corp.

By:	/s/ Anton V. Schutz
	By:	Anton V. Schutz
	Its:	President

Moors & Mendon Master Fund, L.P.

	By:	Moors & Mendon Capital Company Ltd.
	Its:	General Partner

	By:	/s/ Anton V. Schutz
	By:	Anton V. Schutz
	Its:	Director

/s/ Anton V. Schutz
Anton V. Schutz